

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

Bryan Coy
Executive Vice President and Chief Financial Officer
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, Nevada 89134

      Re: Cannae Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 001-38300

Dear Bryan Coy:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services